FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta CEO underlines the importance of agricultural technology in supporting preservation of the environment”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, June 4, 2009

Syngenta CEO underlines the importance of agricultural technology in supporting preservation of the environment

Speaking today at the International Chamber of Commerce’s (ICC) 6th World Chambers Congress in Kuala Lumpur, Syngenta CEO Mike Mack underlined the importance of agricultural technology in supporting the environment. “The role of science and technology must go beyond increasing productivity by also enabling us to safeguard nature. This will preserve land and biodiversity, and maximize water resources,” said Mack.

Mike Mack reminded the audience that “throughout time, biodiversity and a growing world population have had a fragile coexistence due to the basic human needs of food and shelter and rising living standards. Technology can play an increasingly critical role in alleviating these tensions.” This is especially true for agriculture; technology will increase yields while avoiding the unnecessary cultivation of new land and will allow more efficient use of water.

“The headlines from the past year on the food crisis have been replaced by those on the economic crisis. The economic climate has also changed conditions for many growers around the world. What has not changed is the long term nature of the challenge to produce enough food for tomorrow’s needs and to do so symbiotically with the world we live in,” Mack said.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com or www.growmorefromless.com.

Syngenta – June 4, 2009 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	June 4, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes